                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934

                                YOUBET.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  987413 10 1
                                --------------
                                (CUSIP Number)

                               Jonathan B. Orlick
                            Executive Vice President
                      Gemstar-TV Guide International, Inc.
                          135 North Los Robles Avenue
                                   Suite 800
                              Pasadena, CA  91101
                                 (626) 792-5700
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 18, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

___________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 987413 10 1


1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Gemstar-TV Guide International, Inc.
     95-4782077

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [_]
    (b) [_]

3   SEC USE ONLY

4   SOURCE OF FUNDS
    00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

                        7   SOLE VOTING POWER
                            20,335,417.34 shares
                            See Item 5.
    NUMBER OF
     SHARES
  BENEFICIALLY          8   SHARED VOTING POWER
    OWNED BY                0
      EACH
   REPORTING            9   SOLE DISPOSITIVE POWER
     PERSON                 20,335,417.34 shares
                            See Item 5.

                        10  SHARED DISPOSITIVE POWER
                            0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     20,335,417.34
     See Item 5.

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     51%*

     See Item 5.

     * Includes shares issuable upon exercise of warrants beneficially owned by the Reporting Person but does not include shares issuable upon exercise of outstanding convertible securities held by any other person.

14   TYPE OF REPORTING PERSON
     CO

                               Page 2 of 11 Pages

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CUSIP NO. 987413 10 1


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D


                                  Statement of

                      GEMSTAR-TV GUIDE INTERNATIONAL, INC.

        Pursuant to Section 13(d) of the Securities Exchange Act of 1934

                                 in respect of

                                YOUBET.COM, INC.


Item 1.    Security and Issuer.

     The class of securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, par value $.001 per share (the "Common Stock"), of Youbet.com, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 5901 De Soto Avenue, Woodland Hills, California 91367.

Item 2.    Identity and Background.

     The Statement is being filed by Gemstar-TV Guide International, Inc., a Delaware corporation ("Gemstar" or the "Reporting Person"), whose principal business address is 135 North Los Robles Avenue, Suite 800, Pasadena, CA 91101. ODS Technologies, L.P., a Delaware limited partnership and an indirect subsidiary of Gemstar ("TVG"), is the registered holder of the Warrants (defined below) pursuant to which Gemstar beneficially owns Common Stock.

     Gemstar is a leading global technology and media company focused on consumer entertainment. Gemstar has three major business segments:

     . Technology and Licensing Sector, which is responsible for the development, licensing and protection of intellectual property and proprietary technologies, including the VCR Plus+(R) system, the interactive program guides marketed under the GUIDE Plus+(R) and TV Guide Interactive(SM) brands and the electronic book technology marketed under brands such as Gemstar eBook(R);

                               Page 3 of 11 Pages

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CUSIP NO. 987413 10 1


     . Interactive Platform Sector, which derives recurring income from advertising, interactive services and e-commerce on Gemstar's proprietary interactive platforms; and

     . Media and Services Sector, which operates TV Guide(R) magazine, TV Guide Channel, the TV Games Network(SM), SkyMall catalog sales, Superstar/Netlink Group and other non-interactive platforms and media properties.

     Schedule 1 attached to this Statement contains the following information concerning each director, executive officer or controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment, and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

     To the knowledge of the Reporting Person, each of the persons named on
Schedule 1 (the "Schedule 1 Persons") is a United States citizen. During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

     On May 18, 2001, TVG entered into a Warrant Issuance Agreement with the Issuer (the "Warrant Issuance Agreement"). Pursuant to the Warrant Issuance Agreement, the Issuer issued to TVG a warrant (the "Initial Warrant"), dated May 18, 2001, to purchase 3,884,650 shares of Common Stock of the Issuer at a price per share equal to $.001 per share. The Initial Warrant may be exercised by TVG at any time prior to May 18, 2004 (the "Expiration Date"). Subject to approval by the Issuer's stockholders, the Warrant Issuance Agreement further required that the Issuer also issue to TVG another warrant (the "Additional Warrant," and together with the Initial Warrant, the "Warrants") to purchase a number of shares of Common Stock which, when aggregated with the number of shares issuable (or issued) upon exercise of the Initial Warrant, equals fifty-one percent (51%) of the total number of shares of Common Stock outstanding after giving effect to the issuance of the Warrants. On September 20, 2001 after receipt by the Issuer of stockholder approval for the issuance of the Additional Warrant, the Issuer issued to TVG the Additional Warrant. At the time of issuance, the aggregate exercise price for the Additional Warrant was $41,082,422, subject to adjustment. The Additional Warrant may be exercised by TVG at any time prior to the Expiration Date. The consideration paid to the Issuer in connection with the issuance of the Initial Warrant and the Additional Warrant consisted of certain agreements and covenants made by TVG pursuant to the Warrant Issuance Agreement and certain intellectual property and

                               Page 4 of 11 Pages

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CUSIP NO. 987413 10 1


content rights granted to the Issuer pursuant to a License and Content Agreement, dated May 18, 2001, between the Issuer and TVG.

     The foregoing description of each of the Warrant Issuance Agreement, the Initial Warrant and the Additional Warrant is subject to and is qualified in its entirety by reference to the full text of such document, each of which has been filed as an exhibit to this Statement and is incorporated by reference herein.

Item 4.    Purpose of Transaction.

     The Reporting Person currently holds its interests in the Issuer for investment purposes.

     The Reporting Person intends to continuously review its investment in the Issuer and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases and private agreements, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; the existing contractual and business relationship the Reporting Person has with the Issuer; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

     Other than as set forth in this Statement, the Reporting Person has no present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

                               Page 5 of 11 Pages

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CUSIP NO. 987413 10 1


     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j) Any action similar to any of those enumerated in this paragraph.

Item 5.    Interest in Securities of the Issuer.

     (a) The Initial Warrant is exercisable for 3,884,650 shares of Common Stock (the "Initial Warrant Shares"). The Additional Warrant is exercisable for a number of shares of Common Stock which, when aggregated with the Initial Warrant Shares, will equal fifty-one percent (51%) of the total number of shares of Common Stock outstanding after giving effect to the issuance of the shares of Common Stock upon exercise of both the Initial Warrant and the Additional Warrant. Based upon 19,537,950 shares of Common Stock outstanding as of March 28, 2002, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2001, (i) the Additional Warrant is exercisable for 16,450,767.34 shares of Common Stock and (ii) the Reporting Person presently owns, in the aggregate, through its indirect control of TVG, 20,335,417.34 shares of Common Stock after giving effect to the issuance of shares of Common Stock upon exercise of the Warrants.

     Except as described in the preceding paragraph, to the knowledge of the Reporting Person, none of the Schedule 1 Persons beneficially owns any shares of Common Stock.

     (b) Gemstar, through its control of TVG and subject to limitations under the Delaware General Corporation Law, has the power to direct the voting of the shares of Common Stock issuable upon exercise of the Warrants (the "Shares") and to direct the disposition of the Shares.

     (c) No transactions with respect to the Common Stock have been effected by any of the Schedule 1 Persons during the past 60 days.

     (d) None.

     (e) Not applicable.

                               Page 6 of 11 Pages

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CUSIP NO. 987413 10 1


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Warrant Issuance Agreement.

     TVG acquired its beneficial ownership of the Issuer's equity securities pursuant to the Warrant Issuance Agreement and the Warrants. Pursuant to the Warrant Issuance Agreement, TVG has been granted certain rights to cause the Issuer to register under the Securities Act of 1933, as amended, the offer and sale of the Shares which may be acquired by TVG from the Issuer.

     Following the exercise of the Initial Warrant and/or the Additional Warrant and for so long as TVG beneficially owns at least 5% of the outstanding Common Stock, the Issuer has agreed to use its best efforts to enable TVG to designate a number of directors to the Issuer's board of directors in a ratio based on TVG's ownership of Common Stock.

     The Warrant Issuance Agreement further provides that following the date the Additional Warrant is exercised (the "Additional Warrant Exercise Date"), to the extent that any shares of Common Stock or other securities of the Issuer are issued upon exercise, conversion or exchange of convertible securities outstanding on the Additional Warrant Exercise Date, the Issuer shall, concurrently with the issuance thereof, issue to TVG an equivalent number of shares of Common Stock or other securities for no additional consideration.

     The foregoing description of the Warrant Issuance Agreement is subject to and qualified in its entirety by reference to the full text of such document, which has been filed as an exhibit to this Statement and is incorporated by reference herein.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 7(a) Warrant Issuance Agreement, dated May 18, 2001, between Youbet.com, Inc. and ODS Technologies, L.P.

Exhibit 7(b) Warrant Certificate issued May 18, 2001 by Youbet.com, Inc. to ODS Technologies, L.P.

Exhibit 7(c) Warrant Certificate issued September 20, 2001 by Youbet.com, Inc. to ODS Technologies, L.P.

                               Page 7 of 11 Pages

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CUSIP NO. 987413 10 1



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 24, 2002

                                      GEMSTAR-TV GUIDE INTERNATIONAL, INC.


                                      By: /s/ Jonathan B. Orlick
                                          ----------------------------
                                      Name:  Jonathan B. Orlick
                                      Title: Executive Vice President

                               Page 8 of 11 Pages

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CUSIP NO. 987413 10 1


                                   SCHEDULE 1


                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                      GEMSTAR-TV GUIDE INTERNATIONAL, INC.

     The name and present principal occupation of each director and executive officer of Gemstar-TV Guide International, Inc. ("Gemstar") are set forth below. The business address for each person listed below, unless otherwise indicated, is c/o Gemstar-TV Guide International, Inc., 135 North Los Robles Avenue, Suite 800, Pasadena, California 91101. All executive officers and directors listed on this Schedule 1 are United States citizens.

Name                        Title                    Address
----                        -----                    -------

Henry C. Yuen               Chairman of the Board,
                            Chief Executive Officer
                            and Director of Gemstar

Elsie Ma Leung              Co-President, Chief
                            Financial Officer and
                            Director of Gemstar

Jeff Shell                  Co-President, Chief
                            Operating Officer and
                            Director of Gemstar

Peter Chernin               Director of Gemstar;     10201 West Pico Boulevard
                            President and Chief      Los Angeles, California
                            Operating Officer of     90035
                            The News Corporation
                            Limited; Chairman and
                            Chief Executive Officer
                            of News America
                            Incorporated

David F. DeVoe              Director of Gemstar;     1211 Avenue of the Americas
                            Chief Financial Officer  New York, New York  10036
                            and Finance Director of
                            The News Corporation
                            Limited

Nicholas Donatiello, Jr.    Director of Gemstar;     550 Fifteenth Street
                            President and Chief      San Francisco, California
                            Executive Officer of     94103
                            Odyssey Ventures, Inc.

Perry A. Lerner             Director of Gemstar;     500 Park Avenue,
                            Partner of Lerner        Suite 510
                            & Miller LLP             New York, New York 10022

Douglas B. Macrae           Director of Gemstar;     209 Burlington Road
                            President and Chief      Bedford, Massachusetts
                            Executive Officer of     01730
                            VideoGuide, Inc.

James E. Meyer              Director of Gemstar;     902 East 66th Street,
                            President of Aegis       Suite A
                            Ventures, Incorporated   Indianapolis, Indiana
                                                     46220

                               Page 9 of 11 Pages

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CUSIP NO. 987413 10 1


Name                        Title                    Address
----                        -----                    -------

K. Rupert Murdoch           Director of Gemstar;     1211 Avenue of the Americas
                            Chairman and Chief       New York, New York  10036
                            Executive of The News
                            Corporation Limited

Lachlan K. Murdoch          Director of Gemstar;     1211 Avenue of the Americas
                            Executive Director,      New York, New York  10036
                            Senior Executive Vice
                            President and Deputy
                            Chief Operating Officer
                            of The News Corporation
                            Limited

Jonathan B. Orlick          Executive Vice President,
                            General Counsel and
                            Director of Gemstar

                              Page 10 of 11 Pages

CUSIP NO. 987413 10 1


                                  EXHIBIT INDEX


Exhibit No.         Description
-----------         -----------

7(a) Warrant Issuance Agreement, dated May 18, 2001, between Youbet.com, Inc. and ODS Technologies, L.P.

7(b)                Warrant Certificate issued May 18, 2001 by Youbet.com, Inc.
                    to ODS Technologies, L.P.

7(c) Warrant Certificate issued September 20, 2001 by Youbet.com, Inc. to ODS Technologies, Inc.

                              Page 11 of 11 Pages